DD
2/25/13

[redacted]

SECI 13011419 ISSION

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SEC Mail Processing Section
FEB 21 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FS2 Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Arch Street, Suite 675
(No. and Street)

Philadelphia	PA	19104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Marie Rafferty — 215-495-1168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

751 Arbor Way, Suite 200	Blue Bell	PA	19422-2700
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Sh
3/4/13

FS^2 Capital Partners, LLC

Statement of Financial Condition
December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

OATH OR AFFIRMATION

I, ADRIENNE YOST HART, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FS² CAPITAL PARTNERS, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
AMANDA J TSCHOEPE
Notary Public
CITY OF PHILADELPHIA, PHILADELPHIA COUNTY
My Commission Expires Nov 16, 2014

[signature]
Signature

CHIEF COMPLIANCE OFFICER
Title

Amanda J. Tschoepe
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FS^2 Capital Partners, LLC

Contents

Independent Auditor's Report	1
Financial Statement	
Statement of Financial Condition	3
Notes to Financial Statement	4

McGladrey

Independent Auditor's Report

To the Member
FS[2] Capital Partners, LLC
Philadelphia, Pennsylvania

Report on the Financial Statement

We have audited the accompanying statement of financial condition of FS[2] Capital Partners, LLC (the "Company") as of December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement").

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of FS^2 Capital Partners, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Blue Bell, Pennsylvania
February 18, 2013

FS^2 Capital Partners, LLC

Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 5,732,752
Accounts receivable	1,693,777
Due from affiliate	66,554
Prepaid expenses	362,679
Property and equipment, net of accumulated depreciation of $59,878 in 2012 and $5,467 in 2011	120,625
Total assets	$ 7,976,387
Liabilities and Member's Equity	
Liabilities	
Due to affiliate	$ 1,518,965
Accounts payable and accrued expenses	1,844,125
Total liabilities	3,363,090
Commitments and Contingencies (Note 5)	
Member's Equity	4,613,297
Total liabilities and member's equity	$ 7,976,387

See Notes to Financial Statement.

Note 1. Organization, Description of the Business, and Summary of Significant Accounting Policies

Organization: FS² Capital Partners, LLC (the "Company") was formed in the State of Delaware on July 16, 2007. The Company received its registrations/licenses from the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") on December 14, 2007.

Description of the Business: The Company is registered with the SEC and FINRA as a broker-dealer. The Company is the affiliated broker-dealer and is a wholly-owned subsidiary of Franklin Square Holdings, L.P. ("Holdings") and serves as the dealer manager in connection with the sale of shares by FS Energy and Power Fund ("FSEP") and FS Investment Corporation II ("FSIC II"), and served as the dealer manager in connection with the sale of shares by FS Investment Corporation ("FSIC", and collectively with FSEP and FSIC II, the "Funds"), in their public offerings of shares. The Company may serve as the dealer manager in connection with offerings by other entities affiliated with Holdings. FSIC closed its continuous public offering of shares to new investors in May 2012. The Company will not hold customer accounts and does not refer or introduce customers to other brokers and dealers.

Rule 15c3-3 Exemption: The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds received, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions through one or more designated bank accounts.

A computation of reserve requirement is not applicable as the Company qualifies for exemption under SEC Rule 15c3-3 (k)(2)(i).

A summary of the Company's significant accounting polices is as follows:

Cash and Cash Equivalents: The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash equivalents.

Property and Equipment: Property and equipment are stated at cost. Equipment is depreciated over its estimated useful life of 3-5 years using the straight-line method.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk: The Company maintains cash balances at financial institutions which, at various times during the year, exceeded the threshold for insurance coverage provided by the Federal Deposit Insurance Corporation ("FDIC"). The Company mitigates its risk relative to cash by maintaining relationships with what management believes to be high credit quality financial institutions.

Income Taxes: The Company, with the consent of its member, has elected to be taxed under sections of federal and state income tax law which provide that, in lieu of corporation income taxes, the Company's items of income, deductions, losses and credits are allocated fully to the member. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for the years before 2009.

Note 1. Organization, Description of the Business, and Summary of Significant Accounting Policies (Continued)

Subsequent Events: The Company has evaluated its subsequent events (events occurring after December 31, 2012) through February 18, 2013 which represents the date the financial statements were issued.

Note 2. Related Party Transactions

The Company has entered into the following agreements with Holdings.

Under an Expense Sharing and Administrative Services Agreement, Holdings agreed to pay a portion of the rent, operating expenses, administrative support, wholesaler salary, consultants and registration costs incurred by the Company. The agreement was effective October 1, 2008. By mutual agreement of the Company and Holdings, the Expense Sharing and Administrative Services Agreement was terminated effective March 11, 2011. Expenses paid on behalf of the Company by Holdings have been recognized as capital contributions for financial accounting purposes and are not recoverable by Holdings in the future.

Under a Subordinated Loan Agreement for Equity Capital, Holdings agreed to loan $100,000 to the Company. The agreement was effective August 12, 2008. The Subordinated Loan was subordinated to all other obligations to creditors in the ordinary course of business. There were no principal payments due on the loan until maturity, December 2013. The loan bore interest at 2% per annum and interest was payable at maturity. On November 30, 2012 the Company repaid the Subordinated Loan and all accumulated accrued interest.

Note 3. Property and Equipment

Property and equipment consists of the following:

Computer equipment	$ 180,503
Less accumulated depreciation	59,878
	$ 120,625

Note 4. Commission Expenses

Wholesalers of the Company receive up to 75 basis points on the gross equity capital raised on behalf of the Funds during their offering stage. In addition, certain management personnel of the Company receive commissions of up to 5 basis points on all gross equity capital raised. At December 31, 2012, $634,682 of commissions were unpaid and are included in accounts payable and accrued expenses on the statement of financial condition.

Note 5. Commitments and Contingencies

Legal and Other Loss Contingencies: In 2011, a FINRA arbitration claim alleging breach of contract was filed against the Company by a former employee. In December 2012, the FINRA arbitration panel assigned to the matter decided in the Company's favor and denied all claims alleged by the former employee. In January 2013, the former employee filed a motion to vacate the decision of the arbitration panel in state court. This motion was recently filed and a hearing date with respect to this motion has not yet been set. Therefore, at this time, the likelihood of an unfavorable outcome cannot be determined. Accordingly, no provision for this matter has been made in the financial statements. The Company intends to vigorously defend against the claims set forth in the motion.

Leasing Activities: The Company leases office space in Philadelphia, Pennsylvania from Holdings under an operating lease agreement which expires October 31, 2016. The Company also leases office space in Orlando, Florida to an unrelated party under an operating lease agreement which expires September 30, 2013. Future aggregate minimum lease payments are as follows:

Years Ending December 31,	
2013	$ 315,629
2014	370,985
2015	380,627
2016	390,723
2017	401,285
Thereafter	1,036,652
	$ 2,895,901

Wholesaler Bonus Plan: Effective January 1, 2012, the Company adopted the FS² Capital Partners, LLC Wholesaler Bonus Plan (the "Plan") for the benefit of qualifying full-time employees of the Company pursuant to which such qualifying employees are eligible to receive performance-based awards in the form of cash or shares of an investment product sponsored by Holdings. Subject to limited exceptions, participants are not entitled to receive any award under the Plan unless they are employed by the Company on the date that the award is delivered. For the year ended December 31, 2012, the Company granted $625,975 in cash awards, which, subject to certain conditions, will be payable in March 2013. For the same period, the Company granted $541,741 in share awards, which, subject to certain conditions, will vest and become payable in December 2015. At December 31, 2012, accounts payable and accrued expenses includes $625,975 related to cash awards and $0 related to share awards.

Note 7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $2,984,172 which was $2,759,966 more than required net capital of $224,206 at December 31, 2012. The Company's ratio of aggregate indebtedness to net capital was 1.13 to 1 at December 31, 2012.